RAINCHIEF ENERGY NAME CHANGE TO BIT-X FINANCIAL CORP APPROVED EFFECTIVE DATE 2/19/2015

For Immediate Release

For Release – February 18, 2015 – Vancouver, BC – Rainchief Energy Inc. (OTCQB: RCFEF) (the “Company”) today announced that its corporate name change has been approved by FINRA.

Rainchief Energy Inc has changed its name to Bit-X Financial Corp:

New Name: Bit-X Financial Corp.

New CUSIP: 091750109

New Symbol: BITXF

Daily List Announcement Date: 2/18/2015

Market Effective Date: 2/19/2015

The Company will focus on licensing, developing and branding an innovative digital exchange trading platform and peer to peer electronic payment processing network that will allow users to buy and sell fiat currencies, alternative currencies and crypto-binary options in real time. The Company will operate under the domain www.bitxfin.com and anticipates the platform launch in Q2-2015. More information will be made available as it materializes.

CORPORATE CONTACT INFORMATION:

Rainchief Energy Inc.

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072